January 15, 2013

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0505

Re:	EGA Emerging Global Shares Trust SEC File No. 811-22255 Fidelity Bond Filing (Form 40-17G)

On behalf of EGA Emerging Global Shares Trust (the “Trust”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) is a copy of Rider No. 2 to the Fidelity Bond increasing the Fidelity Bond’s limit of liability. The Secretary’s Certificate certifying the resolutions adopted by the Trust’s Board Members approving the amount, type, form and coverage of the bond and a copy of the Fidelity Bond itself are incorporated herein by reference to the Trust’s 40-17g filing, as filed with the Securities and Exchange Commission on July 20, 2012.

The additional premium in the amount of $143.76 was paid for the period ending May 19, 2013.

Please contact me by phone at (617)248-3645 or by e-mail at Stephanie.nichols@bnymellon.com if you have any questions.

Sincerely,

/s/Stephanie M. Nichols

Stephanie M. Nichols

Vice President

cc:	Melanie Zimdars, ALPS Fund Services, Inc. Michael Mabry, Esq., Stradley Ronon Stevens & Young, LLP

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 2

To be attached to and form part of Investment Company Blanket Bond No 6214350 in favor of EGA Emerging Global Shares Trust.

1.	In consideration of the premium of $143.76, it is hereby understood and agreed that Item 3 of the Declaration Page is deleted in its entirety and replaced with the following:

Item 3.	Limit of Liability –
	Subject to Section 9, 10, and 12 hereof:
			Limit of Liability	Deductible Amount
	Insuring Agreement A	- FIDELITY	$1,500,000	$0
	Insuring Agreement B	- AUDIT EXPENSE	$25,000	$5,000
	Insuring Agreement C	- ON PREMISES	$1,500,000	$5,000
	Insuring Agreement D	- IN TRANSIT	$1,500,000	$5,000
	Insuring Agreement E	- FORGERY OR ALTERATION	$1,500,000	$5,000
	Insuring Agreement F	- SECURITIES	$1,500,000	$5,000
	Insuring Agreement G	- COUNTERFEIT CURRENCY	$1,500,000	$5,000
	Insuring Agreement H	- STOP PAYMENT	$25,000	$5,000
	Insuring Agreement I	- UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

	Insuring Agreement J	- COMPUTER SYSTEMS	$1,500,000	$5,000
	Insuring Agreement K	- UNAUTHORIZED SIGNATURES	$25,000	$5,000
	Insuring Agreement L	- AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
	Insuring Agreement M	- TELEFACSIMILE	Not Covered	Not Covered

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.
3.	This rider shall become effective as of 12:01 a.m. on 12/12/2012 standard time as specified in the attached bond.

By:
Authorized Representative